July 14, 2023

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Austin Pattan, Jennifer Gowetski, Chen Chen, Kathleen Collins

Re:	DouYu International Holdings Ltd Annual Report on Form 20-F Filed April 25, 2023 File No. 001-38967

Dear Austin Pattan, Jennifer Gowetski, Chen Chen, and Kathleen Collins:

DouYu International Holdings Ltd (the “Company”) acknowledges the receipt of a comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated June 16, 2023 with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2022.

The Company continues to carefully consider the Staff’s comment and would like to request an extension of the due date for the Company’s response to July 28, 2023.

We appreciate the Staff’s accommodation for the further extension. Should you have any questions regarding this extension request, please do not hesitate to contact Li He of Davis Polk & Wardwell LLP by telephone at +852 2533-3306 or email at li.he@davispolk.com.

Yours sincerely,

/s/ Shaojie Chen
Name: Shaojie Chen
Title: Chief Executive Officer

cc:	Mr. Mingming Su, Chief Strategy Officer DouYu International Holdings Ltd Mr. Li He, Partner Davis Polk & Wardwell LLP